Exhibit 99.1

TuanChe Announces Unaudited Fourth Quarter and Full Year 2019 Financial Results

BEIJING, Apr 15, 2020 /PRNewswire/ -- TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Key Fourth Quarter 2019 Financial and Operating Metrics Compared with the Prior Year Period

•	Net revenues decreased by 19.3% to RMB182.8 million (US$26.3 million) from RMB226.4 million.

•	Gross profit decreased by 19.1% to RMB132.1 million (US$19.0 million) from RMB163.3 million. Gross margin increased to 72.3% from 72.1%.

•	Quarterly number of auto shows organized decreased by 3.0% to 321 in 149 cities from 331 auto shows in 167 cities across China. A total of 269 special promotion events were organized during the quarter.

•	Quarterly number of automobile sales transactions facilitated decreased by 13.0% to 102,472 from 117,744, and the quarterly Gross Merchandise Volume (“GMV”) of new automobiles sold decreased by 16.1% to RMB13.5 billion (US$1.9 billion) from RMB16.1 billion.

•	Sales operations covered 148 cities as of December 31, 2019, compared with 149 cities as of September 30, 2019 and 138 cities as of December 31, 2018.

Key Full Year 2019 Financial and Operating Metrics Compared with the Prior Year Period

•	Net revenues decreased by 1.0% to RMB644.8 million (US$92.6 million) from RMB651.0 million.

•	Gross profit decreased by 2.0% to RMB458.2 million (US$65.8 million) from RMB467.6 million. Gross margin decreased to 71.1% from 71.8%.

•	Annual number of auto shows organized increased by 24.0% to 1,055 in 233 cities from 851 auto shows in 196 cities across China. A total of 627 special promotion events were organized during 2019.

•	Annual number of automobile sales transactions facilitated increased by 2.0% to 354,355 from 347,398, and the annual GMV of new automobiles sold decreased by 1.2% to RMB47.5 billion (US$6.8 billion) from RMB48.1 billion.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “Despite short term setbacks amidst economic uncertainties and overall sales decline in China during the fourth quarter of 2019, we remained committed to and focused on, strategic execution for the sake of long-term growth. Our efforts included further optimization of our core auto show business with a focus on generating high ROIs, accelerated development of customized special promotion events, and continued focus on growth initiatives in virtual dealership and online marketing services. Going forward, we plan to increase investment in our online infrastructure and explore new online marketing methods, and systemically digitalize and monetize our massive offline customer traffic and our accumulated consumer insights and collaborate strategically with more stakeholders in the automotive value chain to empower OEMs and dealers to reach customers more effectively and efficiently. At the same time, we hope to provide Chinese consumers with superior, smarter, and more transparent automotive shopping experience, and ultimately reshape the auto retail landscape and further solidify our unique position as an omni-channel automotive marketplace.”

Mr. Zhihai Mao, Chief Financial Officer of TuanChe, added, “During the challenging fourth quarter of 2019, we recorded net revenues of RMB182.8 million, a year-over-year decrease of 19.3%, within the range of our previous guidance. In response to a weak auto market in China, we put in a collaborative company-wide effort to mitigate the downward pressure in our core offline business. For example, we have seen steady growth from programs and services we initiated to cultivate additional growth drivers and revenue streams. Looking ahead to 2020, although our offline sales events in the first quarter were inevitably affected by the outbreak of COVID-19, and the recovery period of China’s auto market is expected to be longer than previously anticipated, we still believe our sustainable business tactics, and strong brand equity coupled with further investment in online infrastructure and optimization of our cost structure will allow us to persevere in this challenging market and achieve growth in the long-run.”

Recent Business Developments

On January 30, and February 26, 2020, the Company announced the business impact from the COVID-19 pandemic. In light of the continuously developing status of the pandemic and the vital importance of containment efforts, the Company suspended all auto shows and special promotion events previously scheduled in February and March. In addition, in order to fully support the government’s guidance on the pandemic prevention and control, management continues to suspend most of the Company’s offline sales events in April for the best interest of public health. Management expects a gradual recovery of offline sales events in May and June in some cities, with the pace of recovery subject to further development of the pandemic and the associated government guidance. Both financial and operating results for the first quarter and a significant part of the second quarter are expected to be materially and adversely impacted by the pandemic. The Company continues to closely monitor both the development of the pandemic and responsive regulatory actions and government-mandated restrictions.

Unaudited Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2019 decreased by 19.3% to RMB182.8 million (US$26.3 million) from RMB226.4 million in the prior year period. The decrease was mainly due to the decrease of offline marketing services, which decreased by19.9% year over year to RMB177.5 million (US$25.5 million) from RMB221.5 million in the prior year period. The decrease was partially offset by the steady growth of the Company’s new business initiatives, including virtual dealership and online marketing services.

•	Offline marketing services revenues generated from auto shows in the fourth quarter of 2019 decreased by 23.1% to RMB170.4 million (US$24.5 million) from RMB221.5 million in the prior year period, primarily due to the slowing macro economy and industry-wide challenges. Revenues generated from special promotion events in the fourth quarter of 2019 were RMB7.1 million (US$1.0 million) compared with nil in the prior year period.

•	Virtual dealership, online marketing services and other revenues were RMB5.3 million (US$0.8 million) in the fourth quarter of 2019 compared with RMB4.9 million in the prior year period.

Gross Profit

Gross profit in the fourth quarter of 2019 decreased by 19.1% to RMB132.1 million (US$19.0 million) from RMB163.3 million in the prior year period. Gross margin increased to 72.3% in the fourth quarter of 2019 from 72.1% in the prior year period.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the fourth quarter of 2019 increased by 11.4% to RMB201.2 million (US$28.9 million) from RMB180.6 million in the prior year period.

•	Selling and marketing expenses in the fourth quarter of 2019 increased by 10.1% to RMB159.6 million (US$22.9 million) from RMB144.9 million in the prior year period, primarily due to the increase in promotion expenses.

•	General and administrative expenses in the fourth quarter of 2019 decreased by 6.6% to RMB27.8 million (US$4.0 million) from RMB29.8 million in the prior year period, largely due to the decrease of staff compensation expenses.

•	Research and development expenses in the fourth quarter of 2019 increased by 132.2% to RMB13.8 million (US$2.0 million) from RMB5.9 million in the prior year period, mainly driven by an increased headcount as a result of the Company's recent business expansion.

Loss from continuing operations was RMB69.1 million (US$9.9 million) in the fourth quarter of 2019 compared with RMB17.3 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the fourth quarter of 2019 was RMB67.7 million (US$9.7 million) compared with RMB29.9 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.23 (US$0.03) in the fourth quarter of 2019 compared with RMB0.16 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders1 was RMB58.0 million (US$8.3 million) in the fourth quarter of 2019 compared with adjusted net income RMB8.2 million in the prior year period. Adjusted basic and diluted net loss per ordinary share1 were both RMB0.20 (US$0.03) in the fourth quarter of 2019 compared with a gain of RMB0.04 in the prior year period.

Adjusted EBITDA1 was a loss of RMB57.8 million (US$8.3 million) in the fourth quarter of 2019 compared with a gain of RMB8.5 million in the prior year period.

Balance Sheet and Cash Flow

As of December 31, 2019, the Company had cash and cash equivalents of RMB193.9 million (US$27.9 million). Net cash used in operating activities in the fourth quarter of 2019 was RMB27.1 million (US$3.9 million) compared with net cash used in operating activities of RMB6.3 million in the prior year period.

Unaudited Full Year 2019 Financial Results

Net Revenues

Net revenues in the full year of 2019 decreased by 1.0% to RMB644.8 million (US$92.6 million) from RMB651.0 million in the prior year period. The decrease was mainly due to the decrease of the revenue from offline marketing services which decreased by 3.3% year over year to RMB623.2 million (US$ 89.5 million) from RMB644.3 million in the prior year period.

•	Offline marketing services revenues generated from auto shows in the full year of 2019 decreased by 6.3% to RMB603.4 million (US$86.7 million) from RMB644.3 million in the prior year period, primarily due to auto market’s industry headwinds. Revenues generated from special promotion events in the full year of 2019 were RMB19.8 million (US$2.8million) compared with nil in the prior year period.

•	Virtual dealership, online marketing services and other revenues were RMB21.6 million (US$3.1million) in the full year of 2019 compared with RMB6.7 million in the prior year period.

1 For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/loss attributable to the Company’s shareholders, adjusted net income/loss per ordinary share, and adjusted EBITDA, please reference sections titled “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Gross Profit

Gross profit in the full year of 2019 decreased by 2.0% to RMB458.2 million (US$65.8 million) from RMB467.6 million in the prior year period. Gross margin decreased to 71.1% in the full year of 2019 from 71.8% in the prior year period.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the full year of 2019 increased by 34.3% to RMB719.2 million (US$103.3 million) from RMB535.8 million in the prior year period, mainly due to the Company’s business expansion.

•	Selling and marketing expenses in the full year of 2019 increased by 32.4% to RMB572.0 million (US$82.2 million) from RMB432.1 million in the prior year period, primarily due to increases in staff compensation expenses as well as advertising and promotion expenses. Staff compensation expenses of RMB243.3 million (US$34.9 million) in the full year of 2019 compared with RMB125.5 million in the prior year period, including share-based compensation expenses of RMB77.6 million (US$11.1 million) in the full year of 2019 compared with RMB41.4 million in the prior year period.

•	General and administrative expenses in the full year of 2019 increased by 23.2% to RMB103.9 million (US$14.9 million) from RMB84.4 million in the prior year period, largely due to increased headcount as a result of the Company’s business expansion, increased allowance for doubtful accounts, as well as professional fees and ongoing expenses as a public company.

•	Research and development expenses in the full year of 2019 increased by 125.0% to RMB43.3 million (US$6.2 million) from RMB19.3 million in the prior year period, mainly driven by an increased headcount as a result of the Company's recent business expansion.

Loss from continuing operations was RMB261.0 million (US$37.5 million) in the full year of 2019 compared with RMB68.0 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the full year of 2019 was RMB250.6 million (US$36.0 million) compared with RMB113.8 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.85 (US$0.12) in the full year of 2019 compared with RMB0.90 in the prior year period.

Adjusted net loss attributable to the Company’s shareholders was RMB139.7 million (US$20.1 million) in the full year of 2019 compared with adjusted net income RMB3.3 million in the prior year period. Adjusted basic and diluted net loss per ordinary share were both RMB0.48 (US$0.07) in the full year of 2019 compared with a gain of RMB0.03 in the prior year period.

Adjusted EBITDA was a loss of RMB143.9million (US$20.7 million) in the full year of 2019 compared with a gain of RMB7.5 million in the prior year period.

Business Outlook

For the first quarter of 2020, the Company expects net revenues to range from approximately RMB9.0 million to RMB10.0 million, representing a year-over-year approximate decrease of 92.7% to 91.9%, mainly due to suspension of offline sales events in February and March as a result the COVID-19 pandemic.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change. This forecast includes revenue contribution from the Company's completed acquisition of Longye International Limited, on January 13, 2020. The acquisition was initially announced on June 3, 2019.

Share Repurchase Program

On June 17, 2019, TuanChe announced that its board of directors had authorized a share repurchase program of up to US$20.0 million worth of the Company’s ADSs for a period not to exceed 12 months beginning on June 17, 2019. As of December 31, 2019, the Company had repurchased 427,738 ADSs for approximately US$2.0 million under this program.

Conference Call Information

TuanChe's management will hold a conference call on Wednesday, April 15, 2020, at 8:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

US (Toll-Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong:	+852-3018-4992
Hong Kong (Toll Free):	800-905-945

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “TuanChe Limited”.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

The replay will be accessible through April 22, 2020, by dialing the following numbers:

International:	+1-412-317-0088
US Toll Free:	+1-877-344-7529
Access Code:	10140351

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,”
“is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net income/loss, adjusted net income/loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net income/loss as net profit/loss excluding the impact of fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company defines adjusted net income/loss per ordinary share as adjusted net income/ loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net profit/loss excluding the impact of depreciation and amortization, interest (expenses)/income, net, fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, fair value loss of warrant, share-based compensation expenses and impairment of investment have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan
Tel: +86-10-6398-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Ross Warner

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com

TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of,
	December 31,2018	December 31, 2019
	RMB Audited	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	578,558	193,920	27,855
Restricted cash	-	1,529	220
Time deposits	-	69,762	10,021
Accounts receivable, net	52,255	72,391	10,398
Prepayment and other current assets	68,819	193,782	27,835
Total current assets	699,632	531,384	76,329
Non-current assets:
Property, equipment and software, net	11,636	20,360	2,925
Long-term investments	4,390	7,874	1,131
Other non-current assets	10,267	7,577	1,088
Total non-current assets	26,293	35,811	5,144
Total assets	725,925	567,195	81,473
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,996	5,825	837
Advances from customers	14,704	4,805	690
Salary and welfare benefits payable	48,835	68,025	9,771
Other taxes payable	16,974	22,494	3,231
Other current liabilities	36,426	40,913	5,877
Total current liabilities	123,935	142,062	20,406
Non-current liabilities:
Other non-current liabilities	-	2,158	310
Total non-current liabilities	-	2,158	310
Total liabilities	123,935	144,220	20,716
Shareholders’ equity:
Class A ordinary shares	166	166	24
Class B ordinary shares	35	35	5
Treasury stock	-	(47,888)	(6,879)
Additional paid-in capital	1,077,183	1,187,584	170,586
Accumulated deficit	(468,026)	(718,666)	(103,229)
Accumulated other comprehensive (loss)/income	(7,368)	2,403	345
Total equity attributable to equity shareholders of the company	601,990	423,634	60,852
Non-controlling interests	-	(659)	(95)
Total shareholders’ equity	601,990	422,975	60,757
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	725,925	567,195	81,473

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended December 31,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	221,498	170,401	24,477
Special promotion events	-	7,127	1,024
Virtual dealership, online marketing services and others	4,909	5,283	759
Total net revenues	226,407	182,811	26,260

Cost of revenues	(63,098)	(50,725)	(7,286)

Gross profit	163,309	132,086	18,974

Operating expenses:
Selling and marketing expenses	(144,893)	(159,596)	(22,925)
General and administrative expenses	(29,798)	(27,839)	(3,999)
Research and development expenses	(5,937)	(13,785)	(1,980)
Total operating expenses	(180,628)	(201,220)	(28,904)
Loss from continuing operations	(17,319)	(69,134)	(9,930)
Other expenses:
Interest income, net	34	1,067	153
Exchange loss	(156)	(237)	(34)
Investment loss	(613)	(120)	(17)
Others, net	(253)	871	125
Loss from continuing operations before income taxes	(18,307)	(67,553)	(9,703)
Income tax expense	-	-	-
Net loss from continuing operations	(18,307)	(67,553)	(9,703)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	-	-	-
Loss from discontinued operations before income taxes	-	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	-	-	-
Net loss	(18,307)	(67,553)	(9,703)

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amount in thousands, except share and per share data)

	For the three months ended December 31,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Accretions to preferred shares redemption value	(11,615)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(29,922)	(67,694)	(9,723)
Net income attributable to the NCI	-	141	20
Net loss	(18,307)	(67,553)	(9,703)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(5,709)	1,527	219
Total other comprehensive (loss)/income	(5,709)	1,527	219
Total comprehensive loss	(24,016)	(66,026)	(9,484)
Accretions to preferred shares redemption value	(11,615)	-	-
Comprehensive (loss)/income attributable to:
Equity shareholders of the company	(35,631)	(66,167)	(9,504)
Non-controlling interests	-	141	20
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.16)	(0.23)	(0.03)
Diluted	(0.16)	(0.23)	(0.03)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	-	-	-
Diluted	-	-	-
Weighted average number of ordinary shares
Basic	188,370,382	294,148,126	294,148,126
Diluted	188,370,382	294,148,126	294,148,126

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the year ended December 31,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	644,252	603,407	86,674
Special promotion events	-	19,772	2,840
Virtual dealership, online marketing services and others	6,761	21,594	3,102
Total net revenues	651,013	644,773	92,616

Cost of revenues	(183,369)	(186,541)	(26,795)

Gross profit	467,644	458,232	65,821

Operating expenses:
Selling and marketing expenses	(432,059)	(572,040)	(82,168)
General and administrative expenses	(84,360)	(103,890)	(14,923)
Research and development expenses	(19,262)	(43,339)	(6,225)
Total operating expenses	(535,681)	(719,269)	(103,316)
Loss from continuing operations	(68,037)	(261,037)	(37,495)
Other expenses:
Interest (expenses)/income, net	(3,146)	7,020	1,008
Exchange gain/ (loss)	1,063	(661)	(95)
Investment loss	(660)	(917)	(132)
Change in fair value of warrant	(3,843)	-	-
Impairment of investment	-	(1,000)	(144)
Others, net	(465)	5,296	761
Loss from continuing operations before income taxes	(75,088)	(251,299)	(36,097)
Income tax expense	-	-	-
Net loss from continuing operations	(75,088)	(251,299)	(36,097)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	771	-	-
Loss from discontinued operations before income taxes	(4,383)	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	(3,612)	-	-
Net loss	(78,700)	(251,299)	(36,097)

TUANCHE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amount in thousands, except share and per share data)

	For the year ended December 31,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Accretions to preferred shares redemption value	(35,066)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(113,766)	(250,640)	(36,002)
Net loss attributable to the NCI	-	(659)	(95)
Net loss	(78,700)	(251,299)	(36,097)
Other comprehensive income:
Foreign currency translation adjustments	3,401	9,771	1,404
Total other comprehensive income	3,401	9,771	1,404
Total comprehensive loss	(75,299)	(241,528)	(34,693)
Accretions to preferred shares redemption value	(35,066)	-	-
Comprehensive loss attributable to:
Equity shareholders of the company	(110,365)	(240,869)	(34,598)
Non-controlling interests	-	(659)	(95)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.90)	(0.85)	(0.12)
Diluted	(0.90)	(0.85)	(0.12)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.03)	-	-
Diluted	(0.03)	-	-
Weighted average number of ordinary shares
Basic	121,938,427	294,922,074	294,922,074
Diluted	121,938,427	294,922,074	294,922,074

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended December 31,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(18,307)	(67,553)	(9,703)
Add:
Depreciation and amortization	334	1,141	164
Subtract:
Interest income, net	34	1,067	153
EBITDA	(18,007)	(67,479)	(9,692)
Add:
Fair value loss of warrant	-	-	-
Share-based compensation expenses	26,506	9,668	1,389
Impairment of investment	-	-	-
Adjusted EBITDA	8,499	(57,811)	(8,303)

Net loss	(18,307)	(67,553)	(9,703)
Add:
Fair value loss of warrant	-	-	-
Share-based compensation expenses	26,506	9,668	1,389
Impairment of investment	-	-	-
Adjusted net income/(loss)	8,199	(57,885)	(8,314)
Adjusted net income/(loss) attributable to the Company’s shareholders	8,199	(58,026)	(8,334)
Adjusted net income attributable to NCI	-	141	20

Weighted average number of ordinary shares
Basic	188,370,382	294,148,126	294,148,126
Diluted	188,370,382	294,148,126	294,148,126
Adjusted net income/(loss) per share from continuing operations
Basic	0.04	(0.20)	(0.03)
Diluted	0.04	(0.20)	(0.03)

TUANCHE LIMITED
RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the year ended December 31,
	2018	2019
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(78,700)	(251,299)	(36,097)
Add:
Depreciation and amortization	1,060	3,483	500
Interest expense, net	3,146	-	-
Subtract:
Interest income, net	-	7,020	1,008
EBITDA	(74,494)	(254,836)	(36,605)
Add:
Fair value loss of warrant	3,843	-	-
Share-based compensation expenses	78,133	109,968	15,796
Impairment of investment	-	1,000	144
Adjusted EBITDA	7,482	(143,868)	(20,665)

Net loss	(78,700)	(251,299)	(36,097)
Add:
Fair value loss of warrant	3,843	-	-
Share-based compensation expenses	78,133	109,968	15,796
Impairment of investment	-	1,000	144
Adjusted net income/(loss)	3,276	(140,331)	(20,157)
Adjusted net income/(loss) attributable to the Company’s shareholders	3,276	(139,672)	(20,062)
Adjusted net loss attributable to NCI	-	(659)	(95)

Weighted average number of ordinary shares
Basic	121,938,427	294,922,074	294,922,074
Diluted	121,938,427	294,922,074	294,922,074
Adjusted net income/(loss) per share from continuing operations
Basic	0.03	(0.48)	(0.07)
Diluted	0.03	(0.48)	(0.07)